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                                                                      OMB NUMBER
                                                                       3235-0058
                                                                 SEC FILE NUMBER
                                                                         0-26567
                                                                    CUSIP NUMBER
                                                                          26873Q

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



(Check One):

[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

e-MedSoft.com
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Full Name of Registrant

n/a
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Former Name if Applicable

1300 Marsh Landing Parkway, Suite 106
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Address of Principal Executive Office (Street and Number)

Jacksonville, Florida  32250
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.


                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Company has had several significant transactions during the most recent quarter, including the implementation of its



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announced restructuring plan, and due to delays in obtaining required information relating to these transactions in order to determine the proper accounting treatment, the Company has been unable to file the 10-QSB in a timely manner without unreasonable effort and expense.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Gordon M. Bava                             310              312-4000
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No

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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

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                                 e-MedSoft.com
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 14, 2001          By /s/ Margaret A. Harris
     --------------------------     -------------------------------------------
                                    Margaret A. Harris, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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EXHIBIT 99.1  NARRATIVE AND QUANTITATIVE EXPLANATION OF CHANGE IN RESULTS OF
OPERATIONS

     The Company expects to report that during the quarter ended December 31, 2000, the Company had net revenues of approximately $33 million as compared to reported revenues of approximately $12.6 million for the quarter ended December 31, 1999. The Company also expects to report a net loss for the quarter ended December 31, 2000 that is significantly higher than reported net loss of $2.2 million for the quarter ended December 31, 1999. The increased revenues and losses are a result of the continued development of the Company's own products as well as from the acquisition and consolidation of other businesses.